# BUYING COLLECTIVE HOLDINGS INCORPORATED

## CONFIDENTIAL TERM SHEET FOR CROWDFUNDING OFFERKNG

*May 10, 2017*

This Confidential Term Sheet (the "Term Sheet") summarizes the principal terms upon which BUYING COLLECTIVE HOLDINGS INCORPORATED, a Delaware corporation (the "Company"), proposes an offering (the "Offering") under Regulation Crowdfunding ("Regulation CF") promulgated under the Securities Act of 1933.

This Term Sheet is intended for prospective, qualified investors (each an "Investor" and collectively the "Investors") who has been granted access to this Term Sheet by the Company and is subject to the confidentiality provisions discussed below.

This Term Sheet is not an offer to sell or a solicitation of any offer to buy any securities. Offers are made only by documents to be furnished by the Company to the Investors. To obtain further information, you must comply with Regulation CF.

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| ***Funding Portal:*** | Wefunder.com. |
| ***Security Offered:*** | The Company is offering units (collectively the "Units" and each a "Unit") with each Unit comprised of: |
| | (i) one share (each a "Share" and collectively the "Shares") of the Company's common stock, par value $.0001 per share (the "Common Stock"); and |
| | (ii) one Common Stock purchase warrant (each a "Warrant" and collectively the "Warrants"). |
| ***Purchase Price:*** | $2.50 per Unit, each Unit including one Share of Common Stock and one Warrant. |
| ***Amount of Financing:*** | $1,000,000 in Units (400,000 Units). |
| ***Minimum Investment:*** | $100 in Units. |
| ***Permitted Investors:*** | Under Regulation CF, Investors are limited in the amount they may invest in any 12-month period as follows: |
| | (i) If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth. |
| | (ii) If the annual income and net worth of the Investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000. |

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| *Warrant Terms:* | The Warrants are exercisable for 24 months at an exercise price of $10.00 per Warrant in accordance with the terms of the Common Stock Purchase Warrant attached hereto as Exhibit "A" and incorporated herein by this reference. |
| *Use of Proceeds:* | The Offering proceeds are intended be used 90% for the purchase of inventory for the Company's Health Merchant® program and 10% for Offering expenses and general working capital. |
| *Confidentiality:* | This Term Sheet and other information provided to prospective Investors is confidential and may not be disclosed to third parties, other than professional advisors such as lawyers or certified public accountants, or used for any purpose other than to evaluate an investment in the Units. By accepting access to this Term Sheet, you have agreed to the terms of confidentiality as herein stated. |
| *Effect of Term Sheet:* | With the exception of the paragraph above captioned "Confidentiality," which is intended to be legally binding, this Term Sheet is a summary of proposed terms only, and is not a legally binding agreement or an agreement to make an investment in the Company. Neither the Company nor prospective Investors will be bound until and unless they execute documents that are legally binding by their terms and that contain such provisions as each party agrees to be bound by in his, her, or its sole discretion. |